UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Hub Group, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

2001 Hub Group Way

(Address of Principal Executive Office (Street and Number))

Oak Brook, Illinois 60523

(City, State and Zip Code)

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 5, 2026, the Audit Committee of the Board of Directors of Hub Group, Inc. (the “Company”) concluded that the unaudited consolidated financial statements of the Company included in the Quarterly Reports on Form 10-Q for each of the quarterly periods ended March 31, 2025 (the “Q1 2025 Financial Statements”), June 30, 2025 (the “Q2 2025 Financial Statements”) and September 30, 2025 (the “Q3 2025 Financial Statements”) filed with the SEC on May 9, 2025, August 6, 2025 and November 5, 2025, respectively, were in each case materially misstated and should no longer be relied upon.

The Company could not file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2025 (the “2025 Form 10-K”) by the prescribed due date of March 2, 2026, because it requires additional time to restate the Q1 2025 Financial Statements, the Q2 2025 Financial Statements and the Q3 2025 Financial Statements, which restatement must be completed prior to the filing of the 2025 Form 10-K.

The Company is also continuing to assess the potential impact to its consolidated financial statements for the years ended December 31, 2024 and 2023, as well as the effectiveness of its disclosure controls and procedures and internal control over financial reporting and appropriate remediation steps. The Company expects to conclude that it did not maintain effective disclosure controls and procedures and internal control over financial reporting for the year ended December 31, 2025.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kevin W. Beth	(630)	271-3600
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the Company has not completed its year-end financial close process as a result of the aforementioned restatement, the Company is currently unable to quantify or provide a reasonable estimate of the changes in its results of operations for the year ended December 31, 2025.

Cautionary Statement Concerning Forward-Looking Statements

Statements in this Notification of Late Filing on Form 12b-25 that are not historical facts are forward-looking statements provided pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995, including statements regarding the estimated timing of the filing of the 2025 Form 10-K, the restatement of the Company’s previously issued financial statements, and any other statements regarding the Company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that might cause the actual performance of the Company to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the Company’s ability to complete the restatement of the financial statements referenced herein; adjustments that may arise in connection with the Company’s independent registered public accounting firm’s audit of the consolidated financial statements for the year ended December 31, 2025; further delay in the financial close process or the related audit; and other risks discussed under the “Risk Factors” section in the Company’s most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent filings. These forward-looking statements speak only as of the date hereof, and the Company assumes no obligation to update any such forward-looking statements.

Hub Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 3, 2026	By:	/s/ Kevin W. Beth
	Name:	Kevin W. Beth
	Title:	Executive Vice President, Chief Financial Officer and Treasurer